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SEC FILE NUMBER
8-26030

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SECUREVEST FINANCIAL GROUP, INC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

163 MADISON AVENUE, SUITE 100
(No. and Street)

MORRISTOWN	NJ	07960
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

AUGUST CELLITTI	1 (973) 605-8400	ACELLITTI@SECUREVEST.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ADEPTUS PARTNERS, LLC
(Name – if individual, state last, first, and middle name)

733 ROUTE 35 NORTH, SUITE A	OCEAN	NJ	07712
(Address)	(City)	(State)	(Zip Code)

01/06/2010	3686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, AUGUST CELLITTI, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SECUREVEST FINANCIAL GROUP, INC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANNETTE TRAPANESE
Notary Public, State of New Jersey
Commission # 2413896
My Commission Expires 10/25/2026

Notary Public

Signature:

Title: CHIEF EXECUTIVE OFFICER

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Securevest Financial Group, Inc.

Statement of Financial Condition

December 31, 2021

Securevest Financial Group, Inc.
Index to the Financial Statements
December 31, 2021

FORM X-17A-5-PART III

Adeptus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of SecureVest Financial Group, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SecureVest Financial Group, Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of SecureVest Financial Group, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SecureVest Financial Group, Inc.'s management. Our responsibility is to express an opinion on SecureVest Financial Group, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SecureVest Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as SecureVest Financial Group, Inc.'s auditor since 2011.

Adeptus Partners, LLC

Ocean, New Jersey

February 24, 2022

Securevest Financial Group, Inc.
Statement of Financial Condition
December 31, 2021

ASSETS	
Cash	$ 41,157
Securities owned, at fair value	4,849,792
Due from Pershing LLC	589,361
Prepaid expenses and other assets	23,167
Right-of-use asset	332,688
Furniture and equipment, net	1,591
Security deposits	40,043
TOTAL ASSETS	$ 5,877,799
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued liabilities	$ 113,534
Commissions payable	351,701
Due to Pershing LLC	1,269,291
Securities sold, but not yet purchased	69,924
Operating lease liability	350,720
Total Liabilities	2,155,170
Shareholder's Equity	
Common stock, no par value; authorized 300,000 shares; 180,000 shares issued and outstanding	59,667
Additional paid-in-capital	1,235,245
Retained earnings	2,427,717
Total Shareholder's Equity	3,722,629
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 5,877,799

The accompanying notes are an integral part of this statement.

Note 1. Organization and Significant Accounting Policies

a) ORGANIZATION

Securevest Financial Group, Inc. (the Company) was incorporated on March 16, 1981 in the state of Illinois and operates as a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Argentis Holdings, LLC.

b) CLEARING AGREEMENT

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance of margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

c) BASIS OF PRESENTATION AND USE OF ESTIMATES

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d) SECURITIES VALUATION AND REVENUE RECOGNITION

The Company's primary revenue source derives from principal trading and trade execution services in the trading of fixed income securities, including municipal, corporate, and government debt. The Company also earns commissions from executing customer transactions. The securities transactions and related spread and commission revenues are recorded on a trade date basis, since that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and returns of ownership have been transferred. Realized and unrealized trading gains and losses are reported in the statement of income.

The Company values its securities in accordance with FASB ASC 820, "Fair Value Measurements" standard. Under this standard, fair value is defined as the prices that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Note 1. Organization and Significant Accounting Policies (continued)

e) LEASES

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in noncancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index or rate, are remeasured when any of the following events occur: the lease is modified, and the modification is not accounted for as a separate contract; certain contingencies related to variable lease payments are resolved; or there is a reassessment of the lease term, purchase options, or amounts that are probable of being owed under a residual value guarantee. Since the implicit rate of the leases are not readily determinable, the Company uses its estimated incremental borrowing rate as the discount rate based on information available at the commencement date. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU asset is measured at the commencement date at the amount of initially measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus, any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (i.e., present value of the remaining lease payments), plus any unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with our short-term leases on a straight-line basis over the lease term.

f) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less at time of purchase to be cash equivalents.

g) FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets ranging from three to seven years.

Note 1. Organization and Significant Accounting Policies (continued)

h) INCOME TAXES

The Company is an S Corporation which is not a taxpaying entity for federal income tax purposes; therefore, no provision for federal income taxes has been made in the accompanying financial statements.

In 2020, New Jersey enacted legislation that allowed the Company to make an annual election to treat the New Jersey tax liability as an entity level tax. For the year ended December 31, 2021, the Company has elected to treat the New Jersey tax liability as an entity level tax. This election had no significant effect on the Company's financial statements for the year ended December 31, 2021, because the Company's net income included a gain from the forgiveness of a Paycheck Protection Program loan of $409,500 which was not subject to New Jersey income tax.

The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities. The Company files information tax returns in the U.S. Federal jurisdiction and various states. The Company has no open years prior to 2018 and believes that its underlying tax positions are fully supportable at both the federal and state levels.

i) Subsequent Events

The Company evaluated subsequent events through February 24, 2022, the date the financial statements were issued.

Note 2. Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $ 100,000. This rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, do not exceed 15 to 1. At December 31, 2021, the Company had net capital of $3,315,408, which exceeded the minimum requirement of $115,635 by $3,199,773, As of December 31, 2021, the Company's ratio of aggregate indebtedness to net capital was .52 to 1.

Note 3. Securities Owned and Securities Sold, But Not Yet Purchased

As of December 31, 2021, securities owned consist of the following:

	Fair Value
Category:	
Municipal	$ 4,565,731
Equities	226,716
Corporate Debt	57,345
Total	$ 4,849,792

Securities sold, but not yet purchased consist of the following:

US Treasury	$ (69,924)

Note 4. Furniture and Equipment, Net

Furniture and equipment as of December 31, 2021, consist of the following:

Computers	$ 113,158
Furniture and fixtures	170,292
	283,450
Less: Accumulated depreciation	(281,859)
Furniture and equipment, net	$ 1,591

Note 5. Fair Value Measurements

The Company has adopted disclosure requirements for Fair Value Measurements which applies to all assets and liabilities that are being measured and reported on a fair value basis. Fair Value Measurements requires disclosures that establish a framework for measuring the value in accounting principles generally accepted in the United States of America and expands disclosure about fair value measurements. This measurement enables the reader of the financial statements to assess inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. Fair Value Measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with Fair Value Measurements. The following table presents information about the Company's assets measured at fair value as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Debt securities owned, at fair value	$ -	$ 4,849,792	$ -	$ 4,849,792
Securities sold, but not yet purchased, at fair value	$ -	$ (69,924)	$ -	$ (69,924)

The Company had no transfers between Level 1 and Level 2 during the year ended December 31, 2021.

The Company's financial instruments, including cash and cash equivalents, due from clearing brokers, other assets, payables and other liabilities are carried at amounts that approximate fair value due to their short-term nature.

Note 6. Commitments and Contingencies

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classifies these leases as operating leases. Since the Company is not reasonably certain to exercise any renewal options, optional periods are not included in determining the lease term, and associated payments under any renewal options are excluded from lease payments used to determine the lease liability.

In March of 2018, the Company executed a new lease for its Morristown, New Jersey office that became effective in September of 2018 and expires in 2024. The Company also has office space in Boca Raton, FL, that terminates in 2022.

Amounts reported in the statement of financial condition as of December 31, 2021, are as follows:

Operating lease ROU assets	$	332,688
Operating lease liabilities	$	(350,720)

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2021, are as follows:

Year		Amount
2022	$	235,785
2023		194,898
2024		27,918
Total lease payments	$	458,601
Less interest		107,881
Total lease liabilities	$	350,720

The components of lease cost for the year ended December 31, 2021, are as follows:

Operating lease cost	$	214,967
Total lease cost	$	214,967

Other information related to leases as of December 31, 2021, was as follows:

Supplemental cash flow information:		
Cash paid for amounts included in the measurement of lease liability:		
Operating cash flow from operating lease	$	265,056
Weighted average remaining lease term:		
Operating lease		1.58 Years
Weighted average discount rate:		
Operating lease		6 %

The Company from time to time may become involved in legal claims arising in the ordinary course of its activities. In the opinion of management, the outcome of any legal proceedings would be covered by the Company's insurance policies, subject to normal deductibles, and accordingly, would not have a material effect on the Company's financial position or results of operations.

Note 7. Concentration of Risk

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company has purchased and sold securities for its own account and may incur losses if the market value of the securities changes subsequent to year-end.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company maintains its cash at sound financial institutions, which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe this exposes it to any significant credit risk

Beginning around March of 2020, the COVID-19 virus has been declared a global pandemic as it has continued to spread. Business continuity, including supply chains and consumer demand across a broad range of industries and countries, could be acutely impacted for an extended period of time as governments and their citizens take significant measures to mitigate the consequences of the pandemic. Management is diligently monitoring the situation and evaluating various options. No adjustments have been made to these financial statements as a result of this uncertainty.

Note 8. Paycheck Protection Program Loan Forgiveness

On May 8,2020, the Company obtained a loan of $409,500 from Peapack-Gladstone Bank under the Paycheck Protection Program (the "PPP") created by the Coronavirus Aid, Relief, and Economic Security Act ("CARES") Act. Borrowers under the PPP may apply to have their loans forgiven if they use the proceeds of the loan to fund payroll, rent, and utilities costs incurred or paid during the covered period following the date the loan was funded.

The loan was recorded at cost when the proceeds were received. The Company applied for loan forgiveness, and its application for full forgiveness of the $409,500 loan was approved on April 19, 2021. The Company recognized income of $409,500 resulting from PPP loan forgiveness which is reported as other income in the statement of income.

Note 9. Retirement Plan

The Company has a 401(k) Employee Savings Plan (the "Plan") which is open to all employees as outlined in the underlying Plan document. The Plan is designed to provide additional financial security during retirement by providing eligible employees with an incentive to make regular savings contributions. The Company provided matching contributions to participants in the amount of $71,308 for the year ended December 31, 2021, which has been included in compensation and benefits in the statement of income.